                                             Filed by Petroleum Geo-Services ASA
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         and deemed filed pursuant to Rule 14d-9
                                          of the Securities Exchange Act of 1934

                                     Subject Company: Petroleum Geo-Services ASA
                                                  Commission File No.: 001-14614

                                               Subject Company: Veritas DGC Inc.
                                                  Commission File No.: 001-07427

ADDITIONAL INFORMATION

In connection with the proposed merger of Veritas DGC Inc. ("Veritas") and a subsidiary of a newly formed holding company, Veritas and the new holding company will file a proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"), and with respect to the proposed exchange offer for shares of Petroleum Geo-Services ASA ("PGS"), Veritas and the holding company will file a Tender Offer Statement on Schedule TO, which will include a related prospectus, and PGS will file a Solicitation/Recommendation Statement on
Schedule 14D-9. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these documents (when they are available) and other documents filed by PGS, Veritas and the holding company with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus, the tender offer statement and solicitation/recommendation statement (when they are available) and these other documents may also be obtained for free from PGS or Veritas by calling PGS at
(281) 589-7935, or by calling Veritas at (832) 351-8300.

The following letter from Reidar Michaelsen, Chairman and CEO of PGS, to PGS employees has been posted on PGS' intranet web site with respect to the transaction and is filed herewith pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-9 of the Securities Exchange Act of 1934.



Dear PGS Employees,

Since we announced the forthcoming merger between Veritas DGC and PGS last November and after a number of merger information sessions, the silence that followed must have been very difficult for you. We are sorry about our inability to communicate with you to the level that you might expect but there were some reasons for that. Firstly, we had to finish our year-end audit. This was the year that we changed to Arthur Andersen for our financial auditors so you can imagine the turmoil that followed. Secondly, the sale of Atlantis proved to be more challenging than expected and required a considerable amount of senior management time. Only in the last two weeks has work continued on due diligence and other merger issues in earnest.

As a result of certain financial issues which have been well documented in the media, some of the basic terms have been modified by agreement of both companies and they are as follows:

PGS will receive .4 shares of the new company for each of their existing share while Veritas will receive one share for each existing share. PGS shareholders will own about 56% of the new company and Veritas shareholders will own about 44%.

Veritas will be entitled to nominate six of the proposed ten directors of the board and PGS will be entitled to nominate four directors

Dave Robson will be CEO of the new company, while I will be Chairman and Matt Fitzgerald from Veritas will be CFO.

These amendments to the merger agreement are subject to final board approvals of both companies, although the boards have been involved in the negotiation of these terms.

I would like to point out that while there are some structural changes as noted above, this is still a merger and it should not be viewed as a takeover of PGS by Veritas. Among other things, we will be developing a new name, logo and all of the associated things to give the new company a new image.

During the pre-merger phase that you are now experiencing, it is easy to loose focus. The contribution from every single PGS employee towards keeping the company moving forward conducting business as usual will be as important as ever. While the company is experiencing improved market conditions, we must continue to keep the cost down. It is therefore imperative that you all take steps towards controlling and reducing cost wherever possible, without affecting the quality and safety of our operations.

It is imperative that we all contribute to make the new, combined company the best geophysical company in the world and a very strong company in the FPSO business. I know that I can count on your support.

Oslo April 3 2002

Reidar Michaelsen
Chairman and CEO
Petroleum Geo-Services